CERTIFICATE OF QUALIFIED PERSON

I, William L. Rose, P.E., due hereby certify that:

1.     I am currently employed as Principal Mining Engineer by:

WLR Consulting, Inc.
9386 West Iowa Avenue
Lakewood, Colorado 80232-6441
U.S.A.

2.     I graduated with a Bachelor of Science degree in Mining Engineering from the Colorado School of Mines in 1977.

3.     I am a:

  Registered Professional Engineer in the State of Colorado (No. 19296)

  Registered Professional Engineer in the State of Arizona (No. 15055)

  Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (No. 2762350RM)

4.     I have worked as a mining engineer for 29 years since my graduation from college.

5.     I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6.     I am responsible for the overall preparation of the technical report titled "2007 Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico" and dated March 31, 2007 (the "Technical Report") relating to the Cerro San Pedro property. Sections 12, 13, 14, 15, 16, 18, 19.1, 19.2, 19.3 and 19.4 and portions of Section 4 were compiled from information contained in the reports referenced in Item 23. I have visited the Cerro San Pedro project site during October 8-10, 1996 and April 7-8, 2004, and I have reviewed the data contained in the report entitled "Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000."

7.     I have had prior involvement with the property that is the subject of the Technical Report. The nature of my involvement is mining engineering and consulting services performed for Metallica Resources Inc. and Glamis Gold. Through my previous employment with Mine Reserves Associates, Inc., I participated in the mineral reserve estimation and mine planning work that was incorporated into the Kilborn International (February 1997) and Glamis Gold (November 2000) feasibility studies of the Cerro San Pedro project. Since then, I have performed periodic reserve and mine planning evaluations for Metallica Resources and have authored four previous technical reports for the Cerro San Pedro Project as an independent Qualified Person in 2003, 2005 and 2006.

WLR Consulting, Inc.	Page 48	Cerro San Pedro 2007 Mineral Reserve Update
March 31, 2007		Metallica Resources Inc.

8.     I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.     I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.   I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of March, 2007.

WLR Consulting, Inc.	Page 49	Cerro San Pedro 2007 Mineral Reserve Update
March 31, 2007		Metallica Resources Inc.